UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: August 19, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑

     On August 19, 2011, Solange Shipping Ltd., a wholly owned subsidiary of Navios Maritime Holdings Inc., entered into a facility agreement with Emporiki Bank of Greece for an amount up to $23.0 million in order to partially finance the construction of a 81,600 dwt bulk carrier scheduled to be delivered in April 2012 by a South Korean shipyard. The facility is repayable in 20 semi-annual installments of $0.8 million after the drawdown date, with a final balloon payment of $8.0 million on the last payment date. The interest rate of the facility is based on a margin of 275 bps.
     The foregoing description is subject in all respects to the actual terms of the facility agreement. A copy of the facility agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.
     The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, the Registration Statement on Form S-8, File No. 333-147186, the Registration Statement on Form F-4, File No. 333-175043 and the related prospectuses.
Exhibits

Exhibit No.	Exhibit
10.1	Facility agreement of up to $23,000,000, dated August 19, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: August 24, 2011